Filed by Arlington Tankers Ltd.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange Act of 1934
Subject Company: Arlington Tankers Ltd.
(Commission File Number: 333-153247)

Arlington Tankers Ltd. 1st Floor, The Hayward Building Hamilton, HM11 Bermuda Tel: (441) 292-4456 Fax: (441) 292-4258
December 4, 2008
YOUR VOTE IS IMPORTANT. PLEASE TAKE A MOMENT TO VOTE YOUR SHARES TODAY!
Dear Shareholder:
The special general meeting of shareholders of Arlington Tankers Ltd. to be held on December 16, 2008 is rapidly approaching. As of today, we have not received your vote on the important proposed stock-for-stock combination with General Maritime.
You should know that RiskMetrics Group (formerly Institutional Shareholder Services or ISS), a leading independent U.S. proxy advisory firm, has recommended that shareholders of both General Maritime and Arlington vote “FOR” the proposed stock-for-stock combination at the special meetings of the shareholders of the two companies.
In its reports recommending for the stock-for-stock combination between General Maritime and Arlington, RiskMetrics concluded, “Based on the analysis in valuation, rationale, and corporate governance, shareholders are advised to vote for this merger.”
RiskMetrics also commented, “the overall effect of the merger has the potential to improve shareholder value” and identified the following strategic and financial rationales for the stock-for-stock combination:
•	The combined company will have an increased fleet and market presence.

•	The combined company will have a stronger financial profile than either Old General Maritime or Arlington has on a stand-alone basis. This will allow the company to retain cash to invest in growth, while at the same time addressing the debt associated with the combined company’s leverage.

•	Because the share exchange was based on the respective net asset values of the company, the price can be supported by underlying assets.

•	Arlington shareholders will benefit from the combined company’s annual cash dividend target of $2.00 per share, which compares favorably with Arlington’s expected dividends per share for 2009 and onward.

•	The potential to produce a cost savings of approximately $7.5 million in cash in the first full year.

•	The combined company’s improved financial flexibility to invest in growth and its contemplated cash dividend target of $2.00 per share annually.
Please take a moment to vote your shares today using the instructions on the enclosed proxy card. If you have any questions or need any assistance in voting your shares, please contact MacKenzie Partners, Inc. at (800) 322-2885.
Thank you in advance for your support.
Sincerely,
/s/ Edward Terino
Edward Terino
Chief Executive Officer, President and Chief Financial Officer
Arlington Tankers Ltd.
Important Additional Information has been Filed with the SEC
In connection with the proposed transaction, Galileo Holding Corporation has filed a Registration Statement on Form S-4 (as well as amendments thereto) with the SEC. Such Registration Statement, which has been declared effective by the SEC, includes a definitive Joint Proxy Statement/Prospectus of General Maritime and Arlington. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction carefully because it contains important information about General Maritime, Arlington, the proposed transaction and related matters, including risk factors that may cause actual results to differ materially from those implied by the forward-looking statements contained in the Joint Proxy Statement/Prospectus or in this letter. You may obtain a free copy of the Joint Proxy Statement/Prospectus and other related documents filed General Maritime, Arlington and Galileo Holding with the SEC at the SEC’s website at www.sec.gov. These documents may also be obtained for free by accessing General Maritime’s website at www.generalmaritimecorp.com or by accessing Arlington’s website at www.arlingtontankers.com.